Filed pursuant to Rule 424(b)(3)
Registration No. 333-152993
PROSPECTUS

$250,000,000

Transcontinental Gas Pipe Line Corporation

Exchange Offer for All Outstanding
6.05% Senior Notes due 2018
(CUSIP Nos. 893570 BX8 and U89358 AE2)
for new 6.05% Senior Notes due 2018
that have been registered under the Securities Act of 1933

This exchange offer will expire at 5:00 p.m., New York City time, on September 26, 2008, unless extended.

The Exchange Notes:

•	The terms of the registered 6.05% Senior Notes due 2018 to be issued in the exchange offer are substantially identical to the terms of the outstanding 6.05% Senior Notes due 2018, except that provisions relating to transfer restrictions, registration rights and additional interest will not apply to the exchange notes.

•	We are offering the exchange notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the outstanding notes.

Material Terms of the Exchange Offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on September 26, 2008, unless extended.

•	Upon expiration of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes.

•	You may withdraw tendered outstanding notes at any time at or prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	The exchange of the exchange notes for outstanding notes will not be a taxable exchange for U.S. federal income tax purposes.

•	There is no existing public market for the outstanding notes or the exchange notes.

See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 28, 2008

You should rely only upon the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Transcontinental Gas Pipe Line Corporation and other trademarks mentioned in this prospectus are property of their respective owners.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports and other information with the Securities and Exchange Commission (the “SEC”). The public may read and copy any reports or other information that we file with the SEC at the SEC’s public reference room, 100 F Street NE, Washington, D.C. 20549-2521. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Unless specifically listed under “Incorporation by Reference” below, the information contained on the SEC web site is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, who makes a written or oral request, this information and any and all of the documents referred to herein, including the registration rights agreement and the indenture for the notes, which are summarized in this prospectus, by writing or calling us at the following address or telephone number.

Transcontinental Gas Pipe Line Corporation
Attention: General Counsel
2800 Post Oak Blvd., P.O. Box 1396
Houston, Texas 77251
(713) 215-2000

In order to ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the following documents we have filed with the SEC, which means that we can disclose important information to you by referring to those filings:

•	our annual report on Form 10-K for the year ended December 31, 2007 (our “2007 10-K”);

•	our quarterly reports on Forms 10-Q for the quarters ended March 31, 2008, and June 30, 2008; and

•	our current report on Form 8-K filed with the SEC on May 23, 2008.

We also incorporate by reference each of the documents that we file with the SEC (excluding those filings made under Items 2.02 or 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the completion of th exchange offer. Any statements made in such documents will automatically update and supersede the information contained in this prospectus, and any statements made in this prospectus update and supersede the information contained in past SEC filings incorporated by reference into this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, and other matters. Words such as “anticipates,” “believes,” “could,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “objective,” “planned,” “potential,” “projects,” “scheduled,” “should,” and other similar expressions identify those statements that are forward-looking. These statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	amounts and nature of future capital expenditures;

•	expansion and growth of our business and operations;

•	business strategy;

•	cash flow from operations or results of operations;

•	rate case filings; and

•	power and natural gas prices and demand.

Forward-looking statements are based on numerous assumptions, uncertainties, and risks that could cause future events or results to be materially different from those stated or implied in this prospectus. Many of the factors

ii

that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	availability of supplies (including the uncertainties inherent in assessing and estimating future natural gas reserves), market demand, volatility of prices, and increased costs of capital;

•	inflation, interest rates, and general economic conditions;

•	the strength and financial resources of our competitors;

•	development of alternative energy sources;

•	the impact of operational and development hazards;

•	costs of, changes in, or the results of laws, government regulations, including proposed climate change legislation, environmental liabilities, litigation, and rate proceedings;

•	increasing maintenance and construction costs;

•	changes in the current geopolitical situation;

•	risks related to strategy and financing, including restrictions stemming from our debt agreements, and future changes in our credit ratings;

•	risks associated with future weather conditions; and

•	acts of terrorism.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above and referred to below may cause our intentions to change from those statements of intention set forth in this prospectus. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, we caution that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include the risks set forth under the caption “Risk Factors” in this prospectus and in our 2007 10-K, incorporated by reference in this prospectus.

iii

PROSPECTUS SUMMARY

This summary contains basic information about us and the exchange offer, but may not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, you should read the entire prospectus and the documents incorporated by reference herein. References in this prospectus to “we,” “us,” “our,” and “Transco” refer to Transcontinental Gas Pipe Line Corporation, unless otherwise stated or the context otherwise requires. You should consider the issues discussed in the “Risk Factors” section beginning on page 8 of this prospectus, on page 8 of our 2007 10-K, incorporated by reference in this prospectus, in evaluating your investment in the notes. In addition, certain statements are forward-looking statements, which involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

TRANSCONTINENTAL GAS PIPE LINE CORPORATION

We are an interstate natural gas transmission company that owns a natural gas pipeline system extending from Texas, Louisiana, Mississippi and the Gulf of Mexico through the states of Alabama, Georgia, South Carolina, North Carolina, Virginia, Maryland, Pennsylvania and New Jersey to the New York City metropolitan area. We also hold a minority interest in Cardinal Pipeline Company, LLC, an intrastate natural gas pipeline located in North Carolina. Our principal business is the interstate transportation of natural gas, which the Federal Energy Regulatory Commission (“FERC”) regulates.

At December 31, 2007, our system had a mainline delivery capacity of approximately 4.7 MMdt (million dekatherms) of gas per day from production areas to our primary markets. Using our Leidy Line and market-area storage and transportation capacity, we can deliver an additional 3.7 MMdt of gas per day for a system-wide delivery capacity total of approximately 8.4 MMdt of gas per day. The system is comprised of approximately 10,300 miles of mainline and branch transmission pipelines, 45 compressor stations, five underground storage fields and two liquefied natural gas (“LNG”) storage facilities. Compression facilities at sea level rated capacity total approximately 1.5 million horsepower.

We have natural gas storage capacity in five underground storage fields located on or near our pipeline system and/or market areas and we operate three of these storage fields. We also have storage capacity in an LNG storage facility that we operate. The total usable gas storage capacity available to us and our customers in such underground storage fields and LNG storage facility and through storage service contracts is approximately 216 Bcf (billion cubic feet) of gas. In addition, through wholly-owned subsidiaries we operate and own a 35 percent interest in Pine Needle LNG Company, LLC, an LNG storage facility with 4 Bcf of storage capacity. Storage capacity permits our customers to inject gas into storage during the summer and off-peak periods for delivery during peak winter demand periods.

During 2007, the rating agencies raised the credit ratings on our senior unsecured long-term debt as shown below. The rise in the Moody’s Investors Service and Standard & Poor’s credit ratings moved us to investment grade. Fitch Ratings had previously increased our credit rating to investment grade in 2006.

Moody’s Investors Service	Ba1 to Baa2
Standard & Poor’s	BB- to BBB-
Fitch Ratings	BBB- to BBB

As of June 30, 2008, the Moody’s Investors Service, Standard and Poor’s, and Fitch Ratings evaluations of our credit rating outlook were stable.

We are a wholly-owned subsidiary of Williams Gas Pipeline Company, LLC (“WGP”), which is a wholly-owned subsidiary of The Williams Companies, Inc. (“Williams”). Williams is a natural gas company that has been active in constructing gas pipelines since 1916 and in operating interstate natural gas pipelines since 1983. We were incorporated in Delaware in 1948. Our principal executive offices are located at 2800 Post Oak Blvd., P.O. Box 1396, Houston, Texas 77251 and our telephone number is (713) 215-2000.

SUMMARY OF THE EXCHANGE OFFER

The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section “The Exchange Offer.” The term “outstanding notes” refers to our outstanding 6.05% Senior Notes due 2018, which were issued on May 22, 2008. The term “exchange notes” refers to our 6.05% Senior Notes due 2018 offered by this prospectus, which have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The term “notes” refers to the outstanding notes and the exchange notes offered in the exchange offer, collectively. The term “indenture” refers to the indenture that governs both the outstanding notes and the exchange notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of exchange notes, which have been registered under the Securities Act, for each $1,000 principal amount of outstanding notes, subject to a minimum exchange of $2,000. As of the date of this prospectus, $250,000,000 aggregate principal amount of the outstanding notes is outstanding. We issued the outstanding notes in a private transaction for resale pursuant to Rule 144A and Regulation S of the Securities Act. The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that provisions relating to transfer restrictions, registration rights and rights to increased interest in addition to the stated interest rate on the outstanding notes (“Additional Interest”) will not apply to the exchange notes.

In order to exchange your outstanding notes for exchange notes, you must properly tender them at or before the expiration of the exchange offer.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on September 26, 2008, unless the exchange offer is extended, in which case the expiration time will be the latest date and time to which the exchange offer is extended. See “The Exchange Offer — Terms of the Exchange Offer; Expiration Time.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, see “Exchange Offer — Conditions to the Exchange Offer,” some of which we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered.

Procedures for Tendering Outstanding Notes	You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer — The Exchange Agent”; or

• arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, and transfer the outstanding notes being tendered into the exchange agent’s account at The Depository Trust Company.

You may tender your outstanding notes for exchange notes in whole or in part in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

See “The Exchange Offer — How to Tender Outstanding Notes for Exchange.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. See “The Exchange Offer — How to Tender Outstanding Notes for Exchange.”

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time at or prior to the expiration time by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer — Withdrawal Rights.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Upon consummation of the exchange offer, we will accept any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn at or prior to the expiration time. The exchange notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the tendered outstanding notes. See “The Exchange Offer — Terms of the Exchange Offer; Expiration Time.”

Registration Rights Agreement	We are making the exchange offer pursuant to the registration rights agreement that we entered into on May 22, 2008 with the initial purchasers of the outstanding notes.

Resales of Exchange Notes	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• you are not an “affiliate” of ours;

• the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

• if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes issued in the exchange offer; and

• if you are a broker-dealer, you will receive the exchange notes for your own account, the outstanding notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you do not meet these requirements, your resale of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

See “The Exchange Offer — Consequences of Exchanging Outstanding Notes.”

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold unless registered or sold in a transaction exempt from registration under the Securities Act and applicable state securities laws. If a substantial amount of the outstanding notes is exchanged for a like amount of the exchange notes, the liquidity and the trading market for your untendered outstanding notes could be adversely affected.

See “The Exchange Offer — Consequences of Failure to Exchange Outstanding Notes.”

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A. For additional information, see “The Exchange Offer — Exchange Agent” and the accompanying letter of transmittal.

Certain Federal Income Tax Consequences	The exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the exchange notes. For additional information, see “Certain United States Federal Income Tax Considerations.”

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The terms of the exchange notes are substantially the same as the outstanding notes, except that provisions relating to transfer restrictions, registration rights, and Additional Interest will not apply to the exchange notes. The following is a summary of the principal terms of the exchange notes. A more detailed description is contained in the section “Description of Notes” in this prospectus.

Issuer	Transcontinental Gas Pipe Line Corporation.

Securities Offered	$250,000,000 aggregate principal amount of 6.05% Senior Notes due 2018. The exchange notes will not be listed on any securities exchange.

Maturity Date	June 15, 2018.

Interest Payment Dates	June 15 and December 15 of each year, commencing on December 15, 2008.

Interest	Interest began accruing on May 22, 2008 at a rate of 6.05% per annum on the principal amount.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption	We may redeem some or all of the exchange notes at any time at the redemption prices described in “Description of Notes — Optional Redemption.”

Ranking	The exchange notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, restrict our ability to grant liens on our assets, enter into sale and leaseback transactions, and merge, consolidate, or transfer or lease all or substantially all of our assets. These covenants are subject to important qualifications and exceptions. See “Description of Notes — Certain Covenants.”

Further Issues	The indenture allows us to create and issue further notes from time to time. The notes and any additional notes subsequently issued under the indenture will be treated as a single series for all purposes under the indenture. See “Description of Notes.”

Denomination	The notes will be issued only in denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	See “Risk Factors” for a discussion of certain risks you should carefully consider.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical financial data for each of the periods indicated. The selected financial data (excluding the operating data) as of December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006, and 2005 have been derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. See “Incorporation by Reference.” The selected financial data (excluding the operating data) as of December 31, 2005 and 2004, and for each of the years ended December 31, 2004 and 2003 have been derived from our audited consolidated financial statements that are not included, or incorporated by reference, in this prospectus. The selected financial data as of December 31, 2003 have been derived from our unaudited consolidated financial statements that are not included, or incorporated by reference, in this prospectus. The selected financial data (excluding the operating data) as of June 30, 2008 and for the six-month periods ended June 30, 2007 and 2008 have been derived from our unaudited condensed consolidated financial statements that are incorporated by reference in this prospectus. The selected historical financial data should be read in conjunction with such financial statements, the notes thereto, and the related management’s narrative analysis of the results of operations. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of our financial condition, results of operations and cash flows for such periods. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

	Six Months Ended
	June 30		Year Ended December 31,
	2007	2008	2003	2004	2005	2006	2007
	(Dollars in thousands, except operating data)

Income Statement Data:
Operating Revenues:
Natural gas sales	$91,239	$70,651	$471,636	$403,181	$288,294	$142,252	$192,006
Natural gas transportation	412,186	455,982	797,001	784,605	767,919	771,855	849,246
Natural gas storage	68,366	73,552	124,363	122,951	122,117	119,750	141,098
Other	16,499	6,186	20,368	9,079	8,083	14,534	18,455

Total operating revenues	588,290	606,371	1,413,368	1,319,816	1,186,413	1,048,391	1,200,805

Operating Costs and Expenses:
Cost of natural gas sales	91,168	70,724	471,636	401,632	288,256	142,248	191,841
Cost of natural gas transportation	5,441	3,814	39,171	20,883	(5,815)	11,414	5,518
Operation and maintenance	111,396	110,985	185,575	191,200	200,030	232,002	225,791
Administrative and general	77,692	75,755	108,742	118,719	120,471	165,367	164,928
Depreciation and amortization	111,172	113,283	205,962	196,021	195,744	205,860	225,120
Taxes — other than income taxes	28,578	24,101	41,282	42,077	43,669	51,146	51,334
Other (income) expense, net	4,325	(7,521)	(7,756)	3,182	1,973	(9,679)	8,915

Total operating costs and expenses	429,772	391,141	1,044,612	973,714	844,328	798,358	873,447

Operating Income	158,518	215,230	368,756	346,102	342,085	250,033	327,358

Other (Income) and Other Deductions:
Interest expense — affiliates	231	228	35	—	—	942	463
Interest expense — other	46,393	48,594	88,784	88,742	79,661	85,064	94,641
Interest income — affiliates	(7,925)	(12,131)	(5,173)	(12,555)	(10,172)	(14,310)	(15,764)
Interest income — other	(363)	(234)	(5)	(1,192)	(851)	(762)	(748)
Allowance for equity and borrowed funds used during construction (AFUDC)	(4,713)	(2,868)	(13,035)	(8,327)	(9,270)	(11,148)	(12,951)
Equity in earnings of unconsolidated affiliates	(3,397)	(2,959)	(7,503)	(7,073)	(7,185)	(7,498)	(6,730)
Miscellaneous other (income) deductions, net	(4,157)	(3,306)	(6,776)	(4,868)	(5,352)	(7,382)	(8,008)

Total other (income) and other deductions	26,069	27,324	56,327	54,727	46,831	44,906	50,903

Income before Income Taxes	132,449	187,906	312,429	291,375	295,254	205,127	276,455
Provision for Income Taxes	50,705	71,440	118,891	111,921	109,939	87,876	103,872

Net income	$81,744	$116,466	$193,538	$179,454	$185,315	$117,251	$172,583

Cash Flow and Other Financial Data:
Net cash provided by operating activities	$212,579	$256,217	$354,667	$459,761	$384,989	$304,447	$537,080
Capital expenditures	193,020	72,167	193,617	150,289	253,710	342,843	375,447
Ratio of earnings to fixed charges(1)	3.80	4.82	4.33	4.27	4.67	3.36	3.88
Operating Data:
Transportation volumes (trillion British Thermal Units)	952.8	979.5	1,869.9	1,916.4	1,885.8	1,858.8	1,903.4

	As of
	June 30,	As of December 31,
	2008	2003	2004	2005	2006	2007
	(Dollars in thousands)

Balance Sheet Data:
Net property, plant and equipment	$4,697,512	$4,316,324	$4,272,143	$4,359,990	4,541,048	4,726,816
Total assets	5,649,911	4,970,512	5,107,742	5,010,631	5,287,295	5,510,852
Long-term debt, including current maturities	1,277,165	1,123,958	1,199,849	1,000,623	1,201,458	1,202,370
Common stockholder’s equity	2,621,788	2,439,117	2,493,795	2,554,622	2,538,436	2,614,500

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. “Earnings” represent the aggregate of (a) our pre-tax income, adjusted for undistributed income of equity investees, and (b) fixed charges, net of interest capitalized. “Fixed charges” represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense and that portion of rentals considered to be representative of the interest factor.

RISK FACTORS

The exchange notes involve substantial risks similar to those associated with the outstanding notes. To understand these risks you should carefully consider the risk factors set forth below, together with all of the other information included or incorporated by reference in this prospectus.

Risks Related to the Exchange and the Notes

We cannot assure you that an active trading market for the exchange notes will exist if you desire to sell the exchange notes.

There is no existing public market for the outstanding notes or the exchange notes. The liquidity of any trading market in the exchange notes, and the market prices quoted for the exchange notes, may be adversely affected by changes in the overall market for these types of securities, and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that you will be able to sell the exchange notes or that, if you can sell your exchange notes, you will be able to sell them at an acceptable price.

You may have difficulty selling any outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to hold outstanding notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under an exemption from the registration requirements of the Securities Act.

Outstanding notes that are not tendered or are tendered but not accepted for exchange will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange. If a substantial amount of the outstanding notes is exchanged for a like amount of the exchange notes issued in the exchange offer, the liquidity of your outstanding notes could be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your outstanding notes.

We may not be able to service our debt.

Our ability to pay or to refinance our indebtedness, including the notes, will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business, and other factors beyond our control.

We anticipate that our operating cash flow, together with funds we anticipate being available to us to borrow under Williams’ credit facility and through other sources, including advances from Williams and further issuances, if needed, in the capital markets, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. However, we cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to borrow additional funds or raise funds in the capital markets in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. Williams, we, and one of Williams’ other subsidiaries are parties to a credit facility. Our ability to borrow under that facility depends not only on our financial performance, but also on the ability of those other parties to comply with their obligations under the facility. The amount of funds available to us under that facility could be diminished at any time at which other borrowers under the facility are borrowing under it or if the commitments under it are reduced.

Risks Inherent to our Industry and Business

Decreases in the volume of natural gas contracted or transported through our pipeline system for any of the reasons described below will adversely affect our business.

Expiration of firm transportation agreements.  A substantial portion of our operating revenues is generated through firm transportation agreements that expire periodically and must be renegotiated and extended or replaced. We cannot give any assurance as to whether any of these agreements will be extended or replaced or that the terms of any renegotiated agreements will be as favorable as the existing agreements. Upon the expiration of these agreements, should customers turn back or substantially reduce their commitments, we could experience a negative effect to our results of operations.

Decreases in natural gas production.  The development of the additional natural gas reserves that are essential for our gas transmission business to thrive requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to our pipeline system. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development and production of additional reserves, as well as gathering, storage, pipeline transmission and import and export of natural gas supplies, adversely impacting our ability to fill the capacities of our gathering, transmission and processing facilities. Additionally, in some cases, new LNG import facilities built near our markets could result in less demand for our gathering and transmission facilities.

Decreases in demand for natural gas.  Demand depends on the ability and willingness of shippers with access to our facilities to satisfy their demand by deliveries through our system. Any decrease in this demand could adversely affect our business. Demand for natural gas is also affected by weather, future industrial and economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation, or technological advances in fuel economy and energy generation devices, all of which are matters beyond our control.

Competitive pressures.  Although most of our pipeline system’s current capacity is fully contracted, the FERC has taken certain actions to strengthen market forces in the natural gas pipeline industry that have led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a transmission provider based on considerations other than location. Other entities could construct new pipelines or expand existing pipelines that could potentially serve the same markets as our pipeline system. Any such new pipelines could offer transportation services that are more desirable to shippers because of locations, facilities, or other factors. These new pipelines could charge rates or provide service to locations that would result in greater net profit for shippers and producers and thereby force us to lower the rates charged for service on our pipeline in order to extend our existing transportation service agreements or to attract new customers. We are aware of proposals by competitors to expand pipeline capacity in certain markets that we also serve which, if the proposed projects proceed, could increase the competitive pressure upon us. There can be no assurance that we will be able to compete successfully against current and future competitors and any failure to do so could have a material adverse effect on our business and results of operations.

Our gathering and transporting activities involve numerous risks that might result in accidents and other operating risks and hazards.

Our operations are subject to all the risks and hazards typically associated with the transportation of natural gas. These operating risks include, but are not limited to:

•	blowouts, cratering and explosions;

•	uncontrollable flows of natural gas;

•	fires;

•	pollution and other environmental risks;

•	natural disasters;

•	aging pipeline infrastructure; and

•	terrorist attacks or threatened attacks on our facilities or those of other energy companies.

In addition, there are inherent in our gas gathering and transporting properties a variety of hazards and operating risks, such as leaks and mechanical problems that could cause substantial financial losses. All the risks described above could result in loss of human life, personal injuries, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses, and only at levels we believe to be appropriate. The location of certain segments of our pipeline in or near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. In spite of our precautions, an event could cause considerable harm to people or property, and could have a material adverse effect on our financial condition, particularly if the event is not fully covered by insurance. Accidents or other operating risks could further result in loss of service available to our customers. Such circumstances could adversely impact our ability to meet contractual obligations and retain customers, with a resulting impact on our results of operations.

Costs of environmental liabilities and complying with existing and future environmental regulations could exceed our current expectations.

Our operations are subject to extensive environmental regulation pursuant to a variety of federal, state and municipal laws and regulations. Such laws and regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and wastes, in connection with spills, releases and emissions of various substances into the environment, and in connection with the operation, maintenance, abandonment and reclamation of our facilities.

Compliance with environmental laws requires significant expenditures including those for clean up costs and damages arising out of contaminated properties. In addition, the possible failure to comply with environmental laws and regulations might result in the imposition of fines and penalties. We are generally responsible for all liabilities associated with the environmental condition of our facilities and assets, whether acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with certain acquisitions and divestitures, we could acquire, or be required to provide indemnification against environmental liabilities that could expose us to material losses, which may not be covered by insurance. In addition, the steps we could be required to take to bring certain facilities into compliance could be prohibitively expensive, and we might be required to shut down, divest or alter the operation of those facilities, which might cause us to incur losses. Although we do not expect that the costs of complying with current environmental laws will have a material adverse effect on our financial condition or results of operations, no assurance can be given that the costs of complying with environmental laws in the future will not have such an effect.

Changes in federal laws or regulations could reduce the availability or increase the cost of our interstate pipeline capacity or gas supply, and thereby reduce our earnings. Congress and certain states have for some time been considering various forms of legislation related to greenhouse gas emissions. There is a possibility that, when and if enacted, the final form of such legislation could increase our costs of compliance with environmental laws.

We make assumptions and develop expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, our assumptions may change. Our regulatory rate structure and our contracts with customers might not necessarily allow us to recover capital costs we incur to comply with the new environmental regulations. Also, we might not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be prevented or become subject to additional costs, resulting in potentially material adverse consequences to our results of operations.

Risks Related to Strategy and Financing

Our debt agreements impose restrictions on us that may adversely affect our ability to operate our business.

Certain of our debt agreements contain covenants that restrict or limit, among other things, our ability to create liens supporting indebtedness, sell assets, make certain distributions and incur additional debt. In addition, our debt agreements contain, and those we enter into in the future may contain, financial covenants and other limitations with which we will need to comply. Our ability to comply with these covenants may be affected by many events beyond our control, and we cannot assure you that our future operating results will be sufficient to comply with the covenants or, in the event of a default under any of our debt agreements, to remedy that default.

Our failure to comply with the covenants in our debt agreements and other related transactional documents could result in events of default. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding under a particular facility to be immediately due and payable and terminate all commitments, if any, to extend further credit. An event of default or an acceleration under one debt agreement could cause a cross-default or cross-acceleration of another debt agreement. Such a cross-default or cross-acceleration could have a wider impact on our liquidity than might otherwise arise from a default or acceleration of a single debt instrument. If an event of default occurs, or if other debt agreements cross-default, and the lenders under the affected debt agreements accelerate the maturity of any loans or other debt outstanding to us, we may not have sufficient liquidity to repay amounts outstanding under such debt agreements.

A downgrade of our credit ratings could impact our costs of doing business in certain ways and maintaining current credit ratings is within the control of independent third parties.

A downgrade of our credit ratings might increase our cost of borrowing. Our ability to access capital markets could also be limited by a downgrade of our credit rating and other disruptions. Such disruptions could include:

•	economic downturns;

•	deteriorating capital market conditions generally;

•	declining market prices for natural gas;

•	terrorist attacks or threatened attacks on our facilities or those of other energy companies; and

•	the overall health of the energy industry, including the bankruptcy or insolvency of other energy companies.

Credit rating agencies perform independent analysis when assigning credit ratings. Given the significant changes in capital markets and the energy industry over the last few years, credit rating agencies continue to review the criteria for attaining investment grade ratings and make changes to those criteria from time to time. While we are currently rated investment grade by three of the major credit rating agencies, no assurance can be given that the credit rating agencies will continue to assign us investment grade ratings even if we meet or exceed their criteria for investment grade ratings.

Williams can exercise substantial control over our dividend policy and our business and operations and may do so in a manner that is adverse to our interests.

We are an indirect wholly-owned subsidiary of Williams. Our board of directors, which is elected by WGP, which in turn is controlled by Williams, exercises substantial control over our business and operations and makes determinations with respect to, among other things, the following:

•	payment of dividends and repayment of advances;

•	decisions on financings and our capital raising activities;

•	mergers or other business combinations; and

•	acquisition or disposition of assets.

Our board of directors could decide to increase dividends or advances to our parent entities consistent with existing debt covenants. This could adversely affect our liquidity. Moreover, various Williams credit facilities include covenants restricting the ability of Williams entities, including us, to restrict their ability to make advances to Williams and its other subsidiaries, which could make the terms on which we may be able to secure additional future financing less favorable.

The financial condition and liquidity of Williams affects our access to capital, our credit standing and our financial condition.

Substantially all of Williams’ operations are conducted through its subsidiaries. Williams’ cash flows are substantially derived from loans and dividends paid to it by its subsidiaries, including WGP, our parent company, under which Williams’ interstate natural gas pipelines and gas pipeline joint venture investments are grouped. Williams’ cash flows are typically utilized to service debt and pay dividends on the common stock of Williams, with the balance, if any, reinvested in its subsidiaries as contributions to capital.

Our ratings and credit are impacted by Williams’ credit standing. If Williams were to experience deterioration in its credit standing or liquidity difficulties, our access to credit and our ratings could be adversely affected.

We are exposed to the credit risk of our customers in the ordinary course of our business.

We are exposed to the credit risk of our customers in the ordinary course of our business. Generally our customers are rated investment grade or are required to make pre-payments or provide security to satisfy credit concerns. However, we cannot predict to what extent our business would be impacted by deteriorating conditions in the energy sector, including declines in our customers’ creditworthiness.

Risks Related to Regulations that Affect our Industry

Compliance with the Pipeline Safety Improvement Act of 2002 may adversely impact our cost of conducting business.

We have developed an Integrity Management Plan that we believe meets the United States Department of Transportation Pipeline and Hazardous Materials Safety Administration (“PHMSA”) final rule that was issued pursuant to the requirements of the Pipeline Safety Improvement Act of 2002. The regulations require us to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate our pipeline as necessary; and

•	implement preventative and mitigating actions.

In meeting these integrity regulations, we have identified high consequence areas and completed our baseline assessment plan. Currently, we estimate that the cost to perform required assessments and associated remediation will be between $250 million and $300 million over the remaining assessment period of 2008 through 2012. Should we fail to comply with Department of Transportation regulations, we could be subject to penalties and fines. If the costs of complying with these integrity regulations are materially higher than our current expectations, our business could be adversely impacted.

Our gas sales, transmission, and storage operations are subject to government regulations and rate proceedings that could have an adverse impact on our results of operations.

Our interstate gas sales, transportation, and storage operations are subject to the FERC’s rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC’s regulatory authority extends to:

•	transportation and sale for resale of natural gas in interstate commerce;

•	rates and charges;

•	construction;

•	acquisition, extension or abandonment of services or facilities;

•	accounts and records;

•	depreciation and amortization policies; and

•	operating terms and conditions of service.

Regulatory actions in these areas can affect our business in many ways, including decreasing tariff rates and revenues, decreasing volumes in our pipelines, increasing our costs and otherwise altering the profitability of our business.

The FERC’s Standards of Conduct govern the relationship between natural gas transmission providers and their “marketing affiliates” as defined by the rule. The standards of conduct are intended to prevent natural gas transmission providers from preferentially benefiting their marketing affiliates by requiring the employees of a transmission provider to function independently from employees of marketing affiliates and by restricting the information that transmission providers may provide to marketing affiliates. The inefficiencies created by the restrictions on the sharing of employees and information may increase our costs, and the restrictions on the sharing of information may have an adverse impact on our senior management’s ability to effectively obtain important information about our business. Violators of the rules are subject to potentially substantial civil penalty assessments.

Unlike other pipelines that own facilities in the offshore Gulf of Mexico, we charge our transportation customers a separate fee to access our offshore facilities. The separate charge that we assess, which we refer to as an “IT feeder” charge, is charged only when the facilities are used, and typically is paid by producers or marketers. This means that we recover the costs included in the “IT feeder” charge only if our facilities are used, and because it is typically paid by producers and marketers it generally results in netback prices to producers that are slightly lower than the netbacks realized by producers transporting on other interstate pipelines. Longer term, this rate design disparity could result in producers bypassing our offshore facilities in favor of alternative transportation facilities. We have asked the FERC to allow us to eliminate the IT feeder charge and charge for transportation on our offshore facilities in the same manner as the other pipelines. Our requests have been denied.

The outcome of future rate cases to set the rates we can charge customers on our pipeline might result in rates that lower our return on the capital that we have invested in our pipeline.

There is a risk that rates set by the FERC will be lower than is necessary to provide us with an adequate return on the capital we have invested in our assets or might not be adequate to recover increases in operating costs. There is also the risk that higher rates will cause us to discount our services or result in our customers seeking alternative ways to transport their natural gas.

Legal and regulatory proceedings and investigations relating to the energy industry and capital markets have adversely affected our business and may continue to do so.

Public and regulatory scrutiny of the energy industry and of the capital markets has resulted in increased regulation being either proposed or implemented. Such scrutiny has also resulted in various inquiries, investigations and court proceedings in which we or our affiliates are named as defendants. Both the shippers on our pipeline and regulators have rights to challenge the rates we charge under certain circumstances. Any successful challenge could materially affect our results of operations.

Certain inquiries, investigations and court proceedings are ongoing. We might see adverse effects continue as a result of the uncertainty of these ongoing inquiries and proceedings, or additional inquiries and proceedings by federal or state regulatory agencies or private plaintiffs. In addition, we cannot predict the outcome of any of these inquiries or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which might be materially adverse to the operation of our business and our revenues and net income or increase our operating costs in other ways. Current legal proceedings or other matters against us including environmental matters, disputes over gas measurement and royalty payments, suits, regulatory appeals and similar matters might result in adverse decisions against us. The result of such adverse decisions, either individually or in the aggregate, could be material and may not be covered fully or at all by insurance.

Risks Related to Accounting Standards

Potential changes in accounting standards might cause us to revise our financial results and disclosures in the future, which might change the way analysts measure our business or financial performance.

Regulators and legislators continue to evaluate accounting practices, financial disclosures, companies’ relationships with their independent registered public accounting firms, and retirement plan practices. We cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in our operations specifically.

In addition, the Financial Accounting Standards Board (“FASB”), the SEC or the FERC could enact new accounting standards or FERC orders that might impact how we are required to record revenues, expenses, assets, liabilities and equity.

Risks Related to Employees, Outsourcing of Non-Core Support Activities, and Technology

Institutional knowledge residing with current employees nearing retirement eligibility might not be adequately preserved.

In our business, institutional knowledge resides with employees who have many years of service. As these employees reach retirement age, we may not be able to replace them with employees of comparable knowledge and experience. In addition, we may not be able to retain or recruit other qualified individuals and our efforts at knowledge transfer could be inadequate. If knowledge transfer, recruiting and retention efforts are inadequate, access to significant amounts of internal historical knowledge and expertise could become unavailable to us.

Failure of or disruptions to our outsourcing relationships might negatively impact our ability to conduct our business.

Some studies indicate a high failure rate of outsourcing relationships. Although Williams has taken steps to build a cooperative and mutually beneficial relationship with its outsourcing providers and to closely monitor their performance, a deterioration in the timeliness or quality of the services performed by the outsourcing providers or a failure of all or part of these relationships could lead to loss of institutional knowledge and interruption of services necessary for us to be able to conduct our business.

Certain of our accounting, information technology, application development, and help desk services are currently provided by Williams’ outsourcing provider from service centers outside of the United States. The economic and political conditions in certain countries from which Williams’ outsourcing providers may provide services to us present similar risks of business operations located outside of the United States, including risks of interruption of business, war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy that are greater than in the United States.

Risks Related to Weather, Other Natural Phenomena and Business Disruption

Our assets and operations can be affected by weather and other natural phenomena.

Our assets and operations, especially those located offshore, can be adversely affected by hurricanes, earthquakes, tornadoes and other natural phenomena and weather conditions including extreme temperatures, making it more difficult for us to realize the historic rates of return associated with these assets and operations.

Our current pipeline infrastructure is aging and may adversely affect our ability to conduct our business.

Some portions of our pipeline infrastructure are more than 40 years in age which may impact our ability to provide reliable service. While efforts are ongoing to maintain equipment and pipeline facilities, the current age and condition of this pipeline infrastructure could result in a material adverse impact on our business.

Acts of terrorism could have a material adverse effect on our financial condition, results of operations and cash flows.

Our assets and the assets of our customers and others may be targets of terrorist activities that could disrupt our business or cause significant harm to our operations, such as full or partial disruption to our ability to transport natural gas. Acts of terrorism as well as events occurring in response to or in connection with acts of terrorism could cause environmental repercussions that could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on our financial condition, results of operations and cash flows.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes.

The net proceeds to us from the sale of the outstanding notes were approximately $247.4 million after deducting estimated discounts, commissions, and expenses. We used $175 million of these proceeds to repay the following borrowings made by us under the revolving credit facility of our corporate parent, which also allows us to borrow thereunder: $100 million borrowed in January 2008 to repay at maturity our 6.25% notes, and $75 million borrowed in April 2008 to repay at maturity our floating rate notes. Amounts outstanding under the revolving credit agreement bore interest at 3.17% on April 30, 2008, and were scheduled to mature in 2012. The remainder of the net proceeds from the sale of the outstanding notes was advanced to Williams in exchange for demand promissory notes that will be called by us as we require funds for general corporate purposes, including capital expenditures.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2008. This table should be read in conjunction with “Selected Historical Financial and Operating Data” herein and our audited consolidated financial statements that are incorporated by reference in this prospectus. See “Incorporation by Reference.”

As of
June 30, 2008
(Dollars in thousands)

Cash and cash equivalents	$120

Receivable — advances to affiliates	349,539

Long-term debt due within one year	—
Long-term debt, less amounts due within one year:
7.000% Notes due 2011	300,000
8.875% Notes due 2012	325,000
6.40% Notes due 2016	200,000
6.05% senior notes due 2018	250,000
7.08% Debentures due 2026	7,500
7.250% Debentures due 2026	200,000
Unamortized debt premium and discount	$(5,335)

Total long-term debt	1,277,165

Common stockholder’s equity:
Common stock	—
Premium on capital stock and other paid-in capital	1,652,430
Retained earnings	983,900
Accumulated other comprehensive loss	(14,542)

Total common stockholder’s equity	$2,621,788

Total capitalization(1)	$3,898,953

(1)	Total capitalization is calculated as long-term debt plus common stockholder’s equity.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

This exchange offer is being made pursuant to the registration rights agreement we entered into with the initial purchasers of the outstanding notes on May 22, 2008. The summary of the registration rights agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer; Expiration Time

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes that are validly tendered at or before the expiration time and are not validly withdrawn as permitted below. The expiration time for the exchange offer is 5:00 p.m., New York City time, on September 26, 2008, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration time;

•	if any one of the conditions set forth below under “— Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination, or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless validly withdrawn.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

How to Tender Outstanding Notes for Exchange

Only a record holder of outstanding notes may tender in the exchange offer. When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who desires to tender outstanding notes for exchange must, at or prior to the expiration time:

•	transmit a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., the exchange agent, at the address set forth below under the heading “— The Exchange Agent”; or

•	if outstanding notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company (“DTC”), to the exchange agent at the address set forth below under the heading “— The Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•	if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•	states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letter of transmittal or agent’s message, and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a recognized member in good standing of a Medallion Signature Guarantee Program recognized by the exchange agent, such as a firm which is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or certain other eligible institutions, each of the foregoing being referred to herein as an “eligible institution.”

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the person who signed the letter of transmittal, the outstanding notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), and acceptance of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer, either before or after the expiration time; and

•	determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our determinations, either before or after the expiration time, under, and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all outstanding notes. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “— The Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent at or before the expiration time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	at or prior to the expiration time, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail, or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, will be transmitted to the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be received at or prior to the expiration time.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time at or prior to the expiration time.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile or by mail, must be received by the exchange agent, at the address set forth below under “— The Exchange Agent,” at or prior to the expiration time. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	where outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC; and

•	bear the signature of the holder in the same manner as the original signature on the letter of transmittal, if any, by which such outstanding notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form, and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “— How to Tender Outstanding Notes for Exchange” above at any time at or prior to the expiration time.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time we will accept for exchange all outstanding notes validly tendered and not validly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as, and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes, or if no interest has been paid, from the original issue date of the outstanding notes. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of outstanding notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer, by oral (promptly confirmed in writing) or written notice to the exchange agent or by a timely press release, if at any time before the expiration of the exchange offer, any of the following conditions exist:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or that we believe might be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus forms a part or (2) the qualification of the indenture governing the notes under the Trust Indenture Act of 1939, as amended;

•	any law, rule or regulation is enacted, adopted, proposed, or interpreted that we believe might be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the ability of holders generally to receive freely tradeable exchange notes in the exchange offer. See “— Consequences of Failure to Exchange Outstanding Notes”;

•	any change or a development involving a prospective change in our business, properties, assets, liabilities, financial condition, operations, or results of operations taken as a whole, that is or may be adverse to us;

•	any declaration of war, armed hostilities, or other similar international calamity directly or indirectly involving the United States, or the worsening of any such condition that existed at the time that we commence the exchange offer; or

•	we become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the outstanding notes or the exchange notes to be issued in the exchange offer.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the issuance of the exchange notes for outstanding notes. We are expensing costs incurred in connection with the issuance of the exchange notes when incurred.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed The Bank of New York Mellon Trust Company, N.A. as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses set forth below. Questions and requests for assistance with respect to the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at one of its addresses below:

Deliver to:

By Registered or Certified Mail: Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7 East New York, New York 10286 Attn: Evangeline Gonzales	By Regular Mail & Overnight Courier: Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7 East New York, New York 10286 Attn: Evangeline Gonzales	In Person By Hand Only: Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7 East New York, New York 10286 Attn: Evangeline Gonzales

By Facsimile Transmission: (212) 298-1915 Attention: Evangeline Gonzales	Confirm Facsimile Transmission by Telephone: (212) 815-3738

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

Holders of the exchange notes and any outstanding notes that remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the notes have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued in the exchange offer may be offered for sale, resold, or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold, or otherwise transferred by holders of those exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the exchange notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•	neither the holder, nor, to the actual knowledge of such holder, any other person receiving exchange notes from such holder, has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the exchange notes for its own account in exchange for outstanding notes and that:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•	it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of exchange notes issued in the exchange offer, and will comply with the applicable provisions of the Securities Act with respect to resale of any exchange notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of outstanding notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our outstanding notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders outstanding notes in the exchange offer for the purpose of participating in a distribution:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We currently do not intend to register or qualify the sale of the exchange notes in any state where we would not otherwise be required to qualify.

Filing of Registration Statements

Under the registration rights agreement we agreed, among other things, that if:

(1) we are not

(a) required to file the exchange offer registration statement; or

(b) permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of outstanding notes notifies us prior to the 20th day following consummation of the exchange offer that:

(a) it is prohibited by law or SEC policy from participating in the exchange offer; or

(b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from us or an affiliate of ours,

then we will file with the SEC a shelf registration statement to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

If obligated to file the shelf registration statement, we will use our commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 60 days after such filing obligation arises (or, if later, the date by which we are obligated to file an exchange offer registration statement) and use our commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after such obligation arises (or, if later, the date by which we are obligated to use commercially reasonably efforts to have the exchange offer registration statement declared effective).

If the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of outstanding notes during the periods specified in the registration rights agreement (except with respect to permitted suspension periods as provided therein), then we will pay Additional Interest to each holder of affected outstanding notes on the terms provided in the registration rights agreement.

Holders of notes will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring outstanding notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Although we intend, if required, to file the shelf registration statement, we cannot assure you that the shelf registration statement will be filed or, if filed, that it will become or remain effective.

The foregoing description is a summary of certain provisions of the registration rights agreement. It does not restate the registration rights agreement in its entirety. We urge you to read the registration rights agreement, which is an exhibit to the registration statement of which this prospectus forms a part and can also be obtained from us. See “Where You Can Find More Information.”

DESCRIPTION OF NOTES

In this description, the term “Company,” “us,” “our,” or “we” refers only to Transcontinental Gas Pipe Line Corporation and not to our subsidiaries, if any, and the term “Williams” refers to The Williams Companies, Inc.

We will issue the exchange notes under an indenture dated as of May 22, 2008, between the Company and The Bank of New York Mellon Trust Company, N.A. (fka The Bank of New York Trust Company, N.A.). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture, because it, and not this description, defines your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth above under “Where You Can Find More Information.” Certain defined terms used in this “Description of Notes” but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The notes:

•	are our general unsecured obligations;

•	will mature on June 15, 2018;

•	are equal in right of payment with all of our existing and future senior unsecured indebtedness; and

•	are effectively subordinated to any of our existing and future senior secured indebtedness and all indebtedness of our subsidiaries, if any.

As of June 30, 2008, we had outstanding indebtedness of $1.3 billion, all of which was senior unsecured indebtedness.

The indenture permits us to incur additional indebtedness, including additional senior unsecured indebtedness. The indenture also does not restrict the ability of our subsidiaries, if any, to incur additional indebtedness. The credit agreement governing the $1.5 billion revolving credit facility among us, Williams, and certain affiliates of Williams, currently limits us and them from, among other things, granting liens securing indebtedness; merging, consolidating, or selling, leasing or otherwise transferring assets; incurring indebtedness; and engaging in transactions with related parties. A breach of any of these covenants would constitute a default under such agreement. Any future credit agreements, indentures, or other similar agreements to which we or any subsidiary become a party may contain similar restrictions and provisions. See “Risk Factors — Our debt agreements impose restrictions on us that may adversely affect our ability to operate our business.”

Principal, Maturity, and Interest

We will issue up to $250 million aggregate principal amount of exchange notes in this offering. We may issue additional notes under the indenture from time to time after this offering. The notes and any additional notes subsequently issued under the indenture will be treated as a single series for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions, and offers to purchase. We will issue exchange notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on June 15, 2018.

Interest on the notes will accrue at the rate of 6.05% per annum and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2008. We will make each interest payment to the holders of record on the immediately preceding June 1 and December 1 (whether or not a Business Day).

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid or duly provided for, from the date it was most recently paid or duly provided for. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

We will pay all principal, interest, and premium, if any, on the notes in the manner described under “— Same-Day Settlement and Payment” below.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. No service charges will be imposed by the Company, the trustee or the registrar for any registration of transfer, exchange, or redemption of notes, but holders may be required to pay all taxes, government charges, and any other expenses (including fees and expenses of the Trustee) that may be imposed in connection with any transfer or exchange. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before mailing notice of any redemption of notes.

Optional Redemption

We may at our option, redeem the notes, in whole or in part, at any time at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, and

(2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal of, and interest on, the notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate, plus 30 basis points plus accrued interest to the redemption date.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption from the outstanding notes not previously called for redemption on a pro rata basis or by lot (whichever is consistent with the trustee’s customary practice).

No notes of $2,000 or less can be redeemed in part. Notices of optional redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the notes or to repurchase the notes at the option of the holders.

Certain Covenants

Except as set forth in this description of notes, neither we nor any Subsidiary of ours will be restricted by the indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its equity interests, or from purchasing its equity interests. The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the indenture does not contain any provisions that would require us to repurchase or redeem any of the notes in situations that may adversely affect the creditworthiness of the notes.

Liens

We will not, and will not permit any Subsidiary of ours to, issue, assume, or guarantee any Indebtedness secured by a Lien, other than Permitted Liens, upon any of our or any of our Subsidiaries’ property, now owned or hereafter acquired, unless the notes are equally and ratably secured with such Indebtedness until such time as such Indebtedness is no longer secured by a Lien.

Notwithstanding the preceding paragraph, we may, and may permit any Subsidiary of ours to, issue, assume, or guarantee any Indebtedness secured by a Lien, other than a Permitted Lien, without securing the notes, provided that the aggregate principal amount of all Indebtedness of ours and any Subsidiaries of ours then outstanding secured by any such Liens (other than Permitted Liens) does not exceed 15% of Consolidated Net Tangible Assets.

Sale and Leaseback Transactions

We will not, and will not permit any Subsidiary of ours to, enter into any Sale and Leaseback Transaction with any Person (other than us or any Subsidiary of ours) unless:

(1) such Sale and Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property subject thereto or the date of the completion of construction, development, or substantial repair or improvement, or commencement of full operations on such property, whichever is later;

(2) the Sale and Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) we or any such Subsidiary of ours would be entitled under the “Liens” covenant described above to incur a Lien securing indebtedness, in a principal amount equal to or exceeding the Attributable Debt from such Sale and Leaseback Transaction, without equally and ratably securing the notes; or

(4) we or any such Subsidiary, within a one-year period after such Sale and Leaseback Transaction, apply or cause to be applied an amount not less than the Attributable Debt from such Sale and Leaseback Transaction to (a) the permanent prepayment, repayment, redemption, reduction, or retirement of any of our or our Subsidiaries’ Senior Debt that is owed to any Person other than an affiliate of ours, or (b) the expenditure or expenditures for property used or to be used in the ordinary course of our business or the business of any Subsidiary of ours.

Notwithstanding the preceding, we may, and may permit any Subsidiary of ours to, effect any Sale and Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the preceding paragraph, if the Attributable Debt from such Sale and Leaseback Transaction, together with the aggregate principal amount of outstanding Indebtedness (other than the notes) secured by mortgages (other than Liens permitted under the “Liens” covenant described above) and the aggregate amount of Attributable Debt deemed to be outstanding in respect of all other Sale and Leaseback Transactions (excluding those otherwise permitted by clauses (1) through (4), inclusive, of the preceding paragraph), does not exceed 15% of Consolidated Net Tangible Assets.

Merger, Consolidation, or Sale of Assets

We may not directly or indirectly consolidate with or merge with or into, or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of our assets and properties and the assets and properties of any of our Subsidiaries (taken as a whole) in one or more related transactions to another Person unless:

(1) either: (a) the Company is the survivor; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance, or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States, or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance, or other disposition has been made assumes by supplemental indenture all the obligations of the Company under the notes and the indenture and delivers to the trustee an opinion of counsel stating that such consolidation, merger, or disposition and such supplemental indenture (if any) comply with the indenture; and

(3) immediately after such transaction no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing.

Upon any consolidation by us with or merger of us into any other Person or Persons where the Company is not the survivor or any sale, assignment, transfer, lease, conveyance, or other disposition of all or substantially all of our properties and assets to any Person or Persons, the successor Person formed by such consolidation or into which we are merged or to which such sale, assignment, transfer, lease, conveyance, or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of the Company under the indenture with the same effect as if such successor Person had been named as the Company therein; and thereafter, except in the case of a lease, the predecessor Person shall be released from all obligations and covenants under the indenture and the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Reports

So long as any notes are outstanding, we will file with the trustee, within 30 days after we are required to file the same with the Commission unless such reports, information, or documents are available on the Commission’s EDGAR filing system (or any successor thereto), copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which we may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or, if we are not required to file information, documents, or reports pursuant to either of said Sections, then we will file with the trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents, and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by us for 60 days after receipt of written notice from the trustee, upon instruction from holders of at least 25% in principal amount of the then outstanding notes, to comply with any of the other agreements in the indenture and stating that such notice is a “Notice of Default” under the indenture; provided, that if such failure cannot be remedied within such 60-day period, such period shall be extended by another 60 days so long as (i) such failure is subject to cure and (ii) we are using commercially reasonable efforts to cure such failure; and provided, further, that a failure to comply with any such other agreement in the indenture that results from a change in GAAP shall not be deemed to be an Event of Default; and

(4) certain events of bankruptcy, insolvency, or reorganization described in the indenture with respect to the Company.

In the case of an Event of Default arising from certain events of bankruptcy, insolvency, or reorganization with respect to the Company, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the holders of at least 25%, in the case of clauses (1) or (2) of this section, or of at least a majority, in the case of clause (3) of this section, in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold notice of any continuing default or Event of Default from holders of the notes if it determines that withholding notice is in their interest, except a default or Event of Default relating to the payment of principal of, or interest or premium, if any, on, the notes.

Holders of a majority in principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing default or Event of Default and its consequences under the indenture except a continuing default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture.

Modification and Waiver

The indenture provides that amendments and supplements to the indenture may be made by the Company and the trustee for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of notes under the indenture, with the consent of the holders of a majority in principal amount of the outstanding notes, voting as a single class; provided that no such amendment or supplement may, without the consent of the holder of each note, among other things:

(1) change the stated maturity of the principal of, or interest or premium, if any, on the notes, reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable on redemption thereof or otherwise, change the redemption provisions or adversely affect the right of repayment at the option of the holder, change the place of payment or currency in which the principal of, or any premium, or interest, with respect to any note is payable, or impair or affect the right of any holder to institute suit for the payment after such payment is due;

(2) reduce the percentage of outstanding notes whose holders’ consent is required for any such amendment, supplement, or waiver or reduce the quorum required for voting; or

(3) modify any of the provisions of the indenture relating to amendments, supplements, or waivers of past defaults, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder affected thereby.

The indenture provides that the Company and the trustee may, without the consent of the holders of the notes, amend or supplement the indenture for one of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the indenture and the notes in the case of a merger, consolidation, or sale of assets in compliance with the covenant set forth above under the caption “— Certain Covenants — Merger, Consolidation, or Sale of Assets”;

(2) to add to the covenants of the Company or to surrender any right or power conferred on the Company; provided, that in respect of any such additional covenant, such amendment or supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the trustee upon such default or may limit the rights of holders of a majority in aggregate principal amount of the notes to waive such default;

(3) to evidence and provide for a successor trustee with respect to the notes;

(4) to cure any ambiguity or defect, to correct or supplement any provision in the indenture that may be inconsistent with any other provision of the indenture, to conform the text of the indenture or the notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the indenture or the notes or to make any other provisions with respect to matters or questions arising under the indenture; provided that no such action pursuant to this clause (4) shall adversely affect the interests of any holder in any material respect;

(5) to add to, delete from, or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication, and delivery of the notes;

(6) to add any additional Events of Default;

(7) to amend or supplement any of the provisions of the indenture as may be necessary to permit or facilitate the defeasance and discharge of the notes; provided that such action does not adversely affect the interests of any holder in any material respect;

(8) to pledge to the trustee as security for the notes any property or assets;

(9) to secure the notes pursuant to the requirements of the covenant described above under the subheading “— Certain Covenants — Liens”;

(10) to provide for certificated notes in addition to, or in place of, global notes; or

(11) to qualify the indenture under the Trust Indenture Act.

Discharge, Defeasance, and Covenant Defeasance

The indenture provides that we may satisfy and discharge our obligations under the notes and the indenture if:

(a) all notes previously authenticated and delivered, with certain exceptions, have been accepted by the trustee for cancellation; or

(b) (i) the notes have become due and payable, or mature within one year, or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption and we irrevocably deposit in trust with the trustee, as trust funds solely for the benefit of the holders of the notes, for that purpose, money or governmental obligations or a combination thereof that through the payment of interest and principal in accordance with their terms is sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment to pay the entire indebtedness on the notes to maturity or redemption, as the case may be, and pays all other sums payable by it under the indenture; and

(ii) the Company delivers to the trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the notes have been complied with.

Notwithstanding such satisfaction and discharge, our obligations to compensate and indemnify the trustee on the notes and the obligations by us and the trustee to hold funds in trust and to apply such funds pursuant to the terms of the indenture, with respect to issuing temporary notes, with respect to the registration, transfer, and exchange of the notes, with respect to the replacement of mutilated, destroyed, lost, or stolen notes and with respect to the maintenance of an office or agency for payment, shall in each case survive such satisfaction and discharge.

The indenture provides that (i) we will be deemed to have paid and will be discharged from any and all obligations in respect of the notes, and the provisions of the indenture will, except as noted below, no longer be in effect (“legal defeasance”) and (ii) we may omit to comply with the covenants under “— Certain Covenants — Merger, Consolidation, or Sale of Assets,” “— Certain Covenants — Liens,” and “— Certain Covenants — Sale and Leaseback Transactions,” and such omission shall be deemed not to be an Event of Default under clause (3) of the first paragraph of “— Events of Default and Remedies”; provided that the following conditions shall have been satisfied:

(1) we have irrevocably deposited in trust with the trustee as trust funds solely for the benefit of the holders of the notes, for payment of the principal of and interest, and premium, if any, on the notes, money, or government obligations or a combination thereof that through the payment of interest and principal in accordance with their terms is sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment to pay and discharge the principal of, and interest, and premium, if any, on the notes to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be;

(2) such deposit will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

(3) no default shall have occurred and be continuing on the date of such deposit;

(4) we have delivered to the trustee an opinion of counsel as described in the indenture to the effect that the holders of the notes will not recognize income, gain, or loss for Federal income tax purposes as a result of our exercise of our option under this provision of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(5) we have delivered to the trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the defeasance contemplated have been complied with; and

(6) if the notes are to be redeemed prior to their maturity, notice of such redemption shall have been duly given or provision therefor shall have been made in another manner satisfactory to the trustee.

Notwithstanding a legal defeasance, our obligations with respect to the following will survive until otherwise terminated or discharged under the terms of the indenture:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, and interest, and premium, if any, payable in respect of, such notes when such payments are due from the trust referred in clause (1) in the preceding paragraph;

(2) the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost, or stolen notes and the maintenance of an office or agency for payment and holding payments in trust;

(3) the rights, powers, trusts, duties, and immunities of the trustee, and our obligations in connection therewith; and

(4) the legal defeasance provisions of the indenture.

No Personal Liability

No director, officer, employee, partner, incorporator, or equity holder of ours will have any liability for any of our obligations under the notes or the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

If the trustee becomes a creditor of ours, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability, or expense.

Governing Law

The registration rights agreement, the indenture, and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture or the registration rights agreement without charge by writing to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Treasurer.

Book-Entry, Delivery, and Form

The exchange notes will be represented by one or more permanent global notes in registered form without interest coupons (collectively, the “Global Notes”).

The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to DTC, to another nominee of DTC, or to a successor of DTC or its nominee. Beneficial interest in the Global Notes may not be exchange for notes in registered, certified form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear, and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations, and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants that have exchanged their outstanding notes for exchange notes with portions of the principal amount of the Global Notes;

(2) we, at our option, and subject to the procedures of DTC, notify the trustee in writing that we elect to cause the issuance of Certificated Notes; or

(3) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest, and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or of the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for Certificated Notes, and to distribute such notes to its Participants.

Although DTC, Euroclear, and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear, and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee, or any of their respective agents will have any responsibility for the performance by DTC, Euroclear, or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event we fail to appoint a successor depositary within 90 days; or

(2) there has occurred and is continuing an Event of Default and DTC notifies the trustee of its decision to exchange the Global Note for Certificated Notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note.

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal of, and interest, and premium, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. We will make all payments of principal, interest, and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Attributable Debt” means, with respect to any Sale and Leaseback Transaction as of any particular time, the present value discounted at the rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at our option, be extended).

“Board of Directors” means:

(1) with respect to the Company, the board of directors of the Company or any committee of the board of directors of the Company duly authorized to act generally or in any particular respect for the Company under the indenture;

(2) with respect to any other corporation, the board of directors of the corporation or any authorized committee thereof;

(3) with respect to a limited liability company, the managing member or managing members of such limited liability company or any authorized committee thereof;

(4) with respect to a partnership, any authorized committee thereof or the board of directors of the general partner of the partnership; and

(5) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday, or other day on which banking institutions in New York, New York or another place of payment are authorized or required by law, regulation, or executive order to close.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights, or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership, or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or any successor agency.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date:

(1) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

(2) if the Quotation Agent obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Consolidated Net Tangible Assets” means at any date of determination, the total amount of assets of the Company and any Subsidiaries of the Company after deducting therefrom:

(1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt); and

(2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents, and other like intangible assets,

all as set forth, or on a pro forma basis would be set forth, on the Company’s balance sheet (on a consolidated basis, if applicable) for our most recently completed fiscal quarter, prepared in accordance with GAAP.

“Credit Agreement” means that certain Credit Agreement dated as of May 1, 2006, as amended on May 9, 2007 and as amended on November 21, 2007, among us, The Williams Companies Inc., Northwest Pipeline GP (fka Northwest Pipeline Corporation), and Williams Partners L.P., as Borrowers, Citibank, N.A., as Administrative Agent, and the other lenders party thereto, including in each case any related notes, guarantees, collateral documents, instruments, and agreements executed in connection therewith, and in each case as further amended, restated, modified, renewed, refunded, replaced, or refinanced from time to time.

“GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time.

“holder” means a Person in whose name a note is registered.

“Indebtedness” means, with respect to any specified Person, any obligation created or assumed by such Person, whether or not contingent, for the repayment of money borrowed from others or any guarantee thereof.

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of the Company in which the Company or any Subsidiary of the Company owns any Capital Stock.

“Lien” means any mortgage, pledge, lien, security interest, or other similar encumbrance.

“Permitted Liens” means:

(1) any Lien existing on any property at the time of the acquisition thereof and not created in contemplation of such acquisition by us or any Subsidiary of ours, whether or not assumed by us or any Subsidiary of ours;

(2) any Lien existing on any property of one of our Subsidiaries at the time it becomes a Subsidiary and not created in contemplation thereof and any Lien existing on any property of any Person at the time such Person is merged or liquidated into or consolidated with us or any Subsidiary of ours and not created in contemplation thereof;

(3) purchase money and analogous Liens incurred in connection with the acquisition, development, construction, improvement, repair, or replacement of property (including such Liens securing Indebtedness incurred within 12 months of the date on which such property was acquired, developed, constructed, improved, repaired, or replaced) provided that all such Liens attach only to the property acquired, developed, constructed, improved, repaired, or replaced and the principal amount of the Indebtedness secured by such Lien shall not exceed the gross cost of the property;

(4) any Liens created or assumed to secure Indebtedness of ours or of any Subsidiary of ours maturing within 12 months of the date of creation thereof and not renewable or extendible by the terms thereof at the option of the obligor beyond such 12 months;

(5) Liens on accounts receivable and related proceeds thereof arising in connection with a receivables financing and any Lien held by the purchaser of receivables derived from property or assets sold by us or any Subsidiary of ours and securing such receivables resulting from the exercise of any rights arising out of defaults on such receivables;

(6) leases constituting Liens now or hereafter existing and any renewals or extensions thereof;

(7) any Lien securing industrial development, pollution control, or similar revenue bonds;

(8) Liens existing on the date of the indenture;

(9) Liens in favor of us or any Subsidiary of ours;

(10) Liens securing Indebtedness incurred to refund, extend, refinance, or otherwise replace Indebtedness (“Refinanced Indebtedness”) secured by a Lien permitted to be incurred under the indenture; provided, that the principal amount of such Refinanced Indebtedness does not exceed the principal amount of Indebtedness refinanced (plus the amount of penalties, premiums, fees, accrued interest, and reasonable expenses incurred therewith) at the time of refinancing;

(11) Liens on and pledges of the Capital Stock of any Joint Venture owned by us or any Subsidiary of ours to the extent securing Indebtedness of such Joint Venture that is non-recourse to us or any Subsidiary of ours;

(12) Liens on the products and proceeds (including insurance, condemnation, and eminent domain proceeds) of and accessions to, and contract or other rights (including rights under insurance policies and product warranties) derivative of or relating to, property permitted by the indenture to be subject to Liens but subject to the same restrictions and limitations set forth in the indenture as to Liens on such property (including the requirement that such Liens on products, proceeds, accessions, and rights secure only obligations that such property is permitted to secure);

(13) any Liens securing Indebtedness neither assumed nor guaranteed by us or any Subsidiary of ours nor on which we or they customarily pay interest, existing upon real estate or rights in or relating to real estate (including rights-of-way and easements) acquired by us or such Subsidiary, which mortgage Liens do not materially impair the use of such property for the purposes for which it is held by us or such Subsidiary;

(14) any Lien existing or hereafter created on any office equipment, data processing equipment (including computer and computer peripheral equipment), or transportation equipment (including motor vehicles, aircraft, and marine vessels);

(15) undetermined Liens and charges incidental to construction or maintenance;

(16) any Lien created or assumed by us or any Subsidiary of ours on oil, gas, coal, or other mineral or timber property owned by us or a Subsidiary of ours; and

(17) any Lien created by us or any Subsidiary of ours on any contract (or any rights thereunder or proceeds therefrom) providing for advances by us or such Subsidiary to finance gas exploration and development, which Lien is created to secure indebtedness incurred to finance such advances.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, or government or any agency or political subdivision thereof.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealers” means (i) each of Banc of America Securities LLC, Greenwich Capital Markets, Inc., and J.P. Morgan Securities Inc. and their respective successors, unless any of such entities ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to any Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours of any property that has been or is to be sold or transferred by us or any such Subsidiary to such Person in contemplation of such leasing.

“Senior Debt” means:

(1) all Indebtedness of ours or any Subsidiaries of ours outstanding under any Credit Agreement;

(2) any other Indebtedness of ours or any Subsidiaries of ours, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes; and

(3) all obligations with respect to the items listed in the preceding clauses (1) and (2).

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association, or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (whether general or limited) or limited liability company (a) the sole general partner or member of which is such Person or a Subsidiary of such Person, or (b) if there is more than a single general partner or member, either (x) the only managing general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) or (y) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests, or other Voting Stock of such partnership or limited liability company, respectively.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the United States federal tax consequences of an exchange of outstanding notes for exchange notes in the exchange offer and the purchase, beneficial ownership and disposition of exchange notes. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to notes that are held as capital assets (i.e., generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities and foreign currencies, brokers, persons who hold the notes as a hedge or other integrated transaction or who hedge the interest rate on the notes, “U.S. holders” (as defined below) whose functional currency is not U.S. dollars, or persons subject to the alternative minimum tax). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

For purposes of this discussion, a “non-U.S. holder” is an individual, corporation, estate, or trust that is a beneficial owner of the notes and that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

A U.S. holder is an individual, corporation, estate, or trust that is a beneficial owner of the notes and is not a non-U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AND THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

U.S. Federal Income Tax Consequences of the Exchange Offer to U.S. Holders and Non-U.S. Holders

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable transaction for U.S. federal income tax purposes. U.S. holders and non-U.S. holders will not recognize any taxable gain or loss as a result of such exchange and will have the same adjusted issue price, tax basis, and holding period in the exchange notes as they had in the outstanding notes immediately before the exchange.

U.S. Federal Income Tax Consequences to U.S. Holders

Treatment of Stated Interest

All stated interest on the notes will generally be taxable to U.S. holders as ordinary interest income as the interest accrues or is paid in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Additional Interest

Our obligation to pay you additional interest in the event that we failed to comply with specified obligations under the registration rights agreement may have implicated the provisions of Treasury regulations relating to “contingent payment debt instruments.” We have taken the position that there was a remote likelihood that such additional interest would be paid. Therefore, we intend to take the position that the notes should not be treated as contingent payment debt instruments and this discussion generally assumes that the regulations relating to “contingent payment debt instruments” are not applicable. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, we can give you no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing and amount of a U.S. holder’s income and could cause the gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. Our position for purposes of the contingent debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. holder, unless the U.S. holder discloses in the proper manner to the IRS that it is taking a different position.

Market Discount

A note that is acquired for an amount that is less than its principal amount by more than a de minimis amount (generally 0.25% of the principal amount multiplied by the number of remaining whole years to maturity), will be treated as having “market discount” equal to such difference. Unless the U.S. holder elects to include such market discount in income as it accrues, a U.S. holder will be required to treat any principal payment on, and any gain on the sale, exchange, retirement or other disposition (including a gift) of, a note as ordinary income to the extent of any accrued market discount that has not previously been included in income. In general, market discount on the notes will accrue ratably over the remaining term of the notes or, at the election of the U.S. holder, under a constant yield method. In addition, a U.S. holder could be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred or continued to purchase or carry a note unless the U.S. holder elects to include market discount in income currently. Such an election applies to all debt instruments held by a taxpayer and may not be revoked without the consent of the IRS.

Amortization of Premium

A U.S. holder, whose tax basis immediately after its acquisition of a note is greater than the sum of all remaining payments other than qualified stated interest payable on the note, will be considered to have purchased the note at a premium. “Qualified stated interest” is stated interest that is unconditionally payable at least annually at a single fixed rate. A U.S. holder may elect to amortize such bond premium over the life of the notes to offset a portion of the stated interest that would otherwise be includable in income. Such an election generally applies to all taxable debt instruments held by the holder on or after the first day of the first taxable year to which the election applies, and may be revoked only with the consent of the IRS. Holders that acquire a note with bond premium should consult their tax advisors regarding the manner in which such premium is calculated and the election to amortize bond premium over the life of the instrument.

Sale, Exchange, or other Disposition of the Notes

In general, upon the sale, exchange, redemption, retirement at maturity, or other taxable disposition of a note, a U.S. holder will recognize taxable gain or loss equal to the difference between (1) the amount of the cash and the fair market value of any property received (less any portion allocable to any accrued and unpaid interest, which will be taxable as interest) and (2) the U.S. holder’s adjusted tax basis in the note. Gain or loss realized on the sale, retirement, or other taxable disposition of a note will generally be capital gain or loss. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, a U.S. holder of the notes will be subject to backup withholding with respect to interest on the notes, and the proceeds of a sale of the notes, at the applicable tax rate (currently 28%), unless such holder (a) is an entity that is exempt from withholding (including corporations, tax-exempt organizations and certain qualified nominees) and, when required, demonstrates this fact, or (b) provides the payor with its taxpayer identification number (“TIN”), certifies that the TIN provided to the payor is correct and that the holder has not been notified by the IRS that such holder is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. holder who does not provide the payor with its correct TIN may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Treatment of Stated Interest

Subject to the discussion of backup withholding below, under the “portfolio interest exemption,” a non-U.S. holder will generally not be subject to U.S. federal income tax (or any withholding tax) on payments of interest on the notes, provided that:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not, and is not treated as, a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related (directly or indirectly) to us; and

•	certain certification requirements are met.

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•	If a non-U.S. holder provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder by name and address and stating, among other things, that the non-U.S. holder is not a United States person.

•	If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the non-U.S. holder provides such a form to such organization or institution, and (ii) such organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof.

•	If a financial institution or other intermediary that holds the note on behalf of the non-U.S. holder has entered into a withholding agreement with the IRS and submits an IRS Form W-8IMY (or suitable successor form) and certain other required documentation to us or our paying agent.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest on the notes that is paid to a non-U.S. holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If a non-U.S. holder is engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business, the non-U.S. holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply provided the duly executed IRS Form W-8ECI is provided to us or our paying agent) generally in the same manner as a U.S. person. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the U.S. and its country of residence, and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S. In addition, a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the U.S.

Sale, Exchange, or other Disposition of the Notes

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized by such holder upon a sale, exchange, redemption, retirement at maturity, or other taxable disposition of a note, unless:

•	the non-U.S. holder is an individual present in the U.S. for 183 days or more during the taxable year of disposition and who has a “tax home” in the United States and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, if an applicable income tax treaty so provides, the gain is attributable to a U.S. permanent establishment of the non-U.S. holder or a fixed base in the case of an individual).

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. If the second exception applies, the non-U.S. holder will generally be subject to U.S. federal income tax on the net gain derived from the sale, exchange, redemption, retirement at maturity or other taxable disposition of the notes in the same manner as a U.S. person. In addition, corporate non-U.S. holders may be subject to a 30% branch profits tax on any such effectively connected gain. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each non-U.S. holder the amount of any interest paid on the notes in each calendar year, and the amount of U.S. federal income tax withheld, if any, with respect to these payments.

Non-U.S. holders who have provided certification as to their non-U.S. status or who have otherwise established an exemption will generally not be subject to backup withholding tax on payments of principal or interest if neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Payments of the proceeds from the sale of a note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, additional information reporting, but generally not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a “controlled foreign corporation” for U.S. federal income tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The registration rights agreement we executed in connection with the offering of the outstanding notes provides that we will generally not be required to amend or supplement this prospectus for a period exceeding 180 days after the expiration time of the exchange offer and participating broker-dealers shall not be authorized by us to deliver this prospectus in connection with resales after that period of time has expired.

We will not receive any proceeds from any sale of exchange notes by any participating broker-dealer. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of the exchange notes. Any participating broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain matters with respect to the validity of the exchange notes will be passed upon for us by Gibson, Dunn & Crutcher LLP.

EXPERTS

The consolidated financial statements of Transcontinental Gas Pipe Line Corporation appearing in Transcontinental Gas Pipe Line Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$250,000,000

Transcontinental Gas Pipe Line Corporation

Exchange Offer for All Outstanding
6.05% Senior Notes due 2018
(CUSIP Nos. 893570 BX8 and U89358 AE2)
for new
6.05% Senior Notes due 2018
that have been registered under the Securities Act of 1933

August 28, 2008